Exhibit 99.1

Aeterna Zentaris Learns of Class Action Lawsuits Filed and Denies Allegations

Québec City, Canada, June 19, 2012 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announces that the Company has learned that two putative class action lawsuits have been filed against it alleging failures to disclose certain information under U.S. federal securities laws. The Company is in the process of reviewing the allegations, believes they are without merit and stands behind its continuous public disclosure record. Aeterna Zentaris believes that there is absolutely no basis for the lawsuits, and the Company intends to defend itself vigorously.

About Aeterna Zentaris

Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com